(Mark One)	SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _______ to ________

Commission File Number 1-8097

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ensco Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ensco plc 6 Chesterfield Gardens London, England W1J 5BQ

ENSCO SAVINGS PLAN
TABLE OF CONTENTS TO FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Ensco Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Ensco Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Ensco Savings Plan as of December 31, 2011 and 2010, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Whitley Penn LLP

Dallas, Texas
June 27, 2012

ENSCO SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 2011 AND 2010

	2011	2010

ASSETS:
Investments, at fair value	$236,534,610	$228,803,705
Receivables:
Employer contributions	15,297,373	12,890,456
Participant contributions	464,789	—
Notes receivable from participants	13,173,459	11,962,054
Transfer in of Pride International Inc. 401(k)	80,994,877	—

Net assets reflecting investments at fair value	346,465,108	253,656,215
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,422,249)	(2,297,609)

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$344,042,859	$251,358,606

The accompanying notes are an integral part of these financial statements.

ENSCO SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Interest and dividends	$7,774,958	$5,652,725
Participant contributions	12,322,164	9,331,214
Employer contributions	21,451,431	18,263,076
Net (depreciation) appreciation in the fair value of investments	(12,050,537)	26,898,198
Interest income on notes receivable from participants	564,911	580,442

Total additions	30,062,927	60,725,655

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	18,249,590	17,876,142
Fees	123,961	30,450

Total deductions	18,373,551	17,906,592

NET INCREASE IN NET ASSETS PRIOR TO TRANSFER	11,689,376	42,819,063

Transfer in of Pride International Inc. 401(k)	80,994,877	—

NET INCREASE IN NET ASSETS	92,684,253	42,819,063

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

Beginning of year	251,358,606	208,539,543

End of year	$344,042,859	$251,358,606

The accompanying notes are an integral part of these financial statements.

ENSCO SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. PLAN ORGANIZATION AND DESCRIPTION
The Ensco Savings Plan (the "Plan") is a defined contribution plan available to employees of Ensco plc and subsidiary companies (the "Company" or "Ensco"). ENSCO International Incorporated, a wholly-owned subsidiary of the Company, is the Plan Sponsor. The Plan was established to provide a retirement benefit for eligible employees through Company profit sharing contributions, and matching contributions based on eligible employee contributions, and to promote and encourage eligible employees to provide additional security and income for their retirement through a systematic savings program. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
On May 31, 2011, the Company completed a merger transaction with Pride International Inc. ("Pride"). During the fiscal year ended December 31, 2011, the Company determined that all participants in the Pride 401(k) Plan would continue to be eligible to participate in the Pride 401(k) Plan through December 31, 2011 and would then become eligible to participate in the Plan effective December 31, 2011. Effective December 31, 2011, the Pride 401(k) Plan's assets and participant accounts totaling $80,994,877 were merged into the Plan.
Participation
Eligible employees of the Company may participate in the Plan upon meeting certain age requirements, except for those employees, if any, who are covered by a collective bargaining agreement with retirement benefits that are the subject of good faith bargaining between the Company and the employee representative (unless the agreement requires inclusion in the Plan), leased employees and certain non-resident employees. Effective October 1, 2011, the Plan was amended by the Company to eliminate the one month employment eligibility requirement.
Eligible employees automatically participate in the profit sharing feature of the Plan after completing at least 90 days of continuous full-time employment if they are employed at calendar year-end. The profit sharing contributions of the Company are at the discretion of the Board of Directors as disclosed below.
Contributions
Participants in the Plan ("Plan Participants") may elect to make contributions to the Plan through salary deferrals ("Savings Contributions"), which qualify for tax deferral under Section 401(k) of the Internal Revenue Code (the "Code"). Under the Plan, Savings Contributions are limited to 50% (10% for highly compensated employees) of the participant's compensation, subject to the annual dollar limitation set forth in Section 402(g) of the Code ($16,500 for the years ended December 31, 2011 and 2010). Plan Participants who have attained age 50 before the close of the plan year are eligible to make catch-up contributions. An individual's total catch-up contributions during 2011 and 2010 could not exceed $5,500. Plan Participants may elect to increase, decrease or suspend their Savings Contributions within certain limits, as defined in the Plan document.
At the discretion of its Board of Directors, the Company may make contributions to the Plan ("Matching Contributions"). Matching Contributions may be made by the Company in the form of a stated dollar amount or in the form of a matching percentage of Savings Contributions. The Company made Matching Contributions to active participant employee accounts as follows:

Contribution Level	Matching Percentage
	2011	2010

First 5% of eligible compensation	100%	100%

Total Matching Contributions for the years ended December 31, 2011 and 2010 were $6.5 million and $5.4 million, respectively. Matching Contributions are disclosed net of $500,000 and $300,000 of forfeitures for the years ended December 31, 2011 and 2010, respectively.
At the discretion of its Board of Directors following the close of a fiscal year, the Company may also make annual profit sharing contributions to the Plan for the benefit of all Plan Participants ("Profit Sharing Contributions"). The Company may make Profit Sharing Contributions either in cash or in shares of the Company. Annual Profit Sharing Contributions are allocated to Plan Participants based on their proportionate compensation. The 2011 and 2010 Profit Sharing Contributions were awarded in cash and totaled $15.0 million and $12.9 million, respectively. As of December 31, 2011 and 2010, the Plan's contribution receivable from the Company included $15.3 million and $12.9 million, respectively, mainly related to the 2011 and 2010 Profit Sharing Contributions, which were paid in March 2012 and 2011, respectively.
Statutory limits on the sum of a participant's annual Savings Contributions, Matching Contributions and Profit Sharing Contribution were the lesser of $49,000 for 2011 and 2010 or 100% of the Plan Participant's compensation. Under certain circumstances, Plan Participants may make contributions to the Plan in the form of rollover contributions ("Rollover Contributions").
Plan Administration
T. Rowe Price Trust Company ("T. Rowe Price") serves as the asset custodian and investment manager for the Plan's trust fund and executes all investment actions at the discretion of Plan Participants. T. Rowe Price performs all recordkeeping services.
Vesting
A Plan Participant's Matching Contribution account balance and Profit Sharing Contribution account balance become vested and nonforfeitable upon the completion of years of service with the Company, as follows:

Completed years of service	Vested percentage

Less than one year	0%
One year	33%
Two years	67%
Three or more years	100%
A Plan Participant shall become fully vested in his or her Matching Contribution account balance and Profit Sharing Contribution account balance upon certain events, including death or disability, attaining the age of 65 or a period of service with the Company of at least three years, or a full termination of the Plan. A Plan Participant's Savings Contribution account balance and Rollover Contribution account balance are fully vested at all times.
The nonvested portion of Matching Contribution account balances and Profit Sharing Contribution account balances of terminated Plan Participants are forfeited ("forfeitures") to the Plan and may be used to pay certain administrative expenses of the Plan or to reduce the amount of employer contributions. The Plan used forfeitures of $500,000 and $300,000 to reduce a portion of the Company's Matching Contributions during the years ended December 31, 2011 and 2010, respectively.
Distributions
Distributions of a Plan Participant's Savings Contribution account and Rollover Contribution account and the vested portion of a participant's Matching Contribution account and Profit Sharing Contribution account are generally made within 60 days of an employee request due to termination of employment or certain Internal Revenue Service ("IRS") regulations. As of December 31, 2011 and 2010, all Plan Participants who had elected to withdraw from the Plan had been paid.

Investments
The Plan allows participants to direct all contributions among a number of different investment funds managed or held by T. Rowe Price, including shares of the Company (the "Ensco Fund"). In addition, the Plan limits the portion of a participant's aggregate account balance that may be invested in the Ensco Fund to 25%. The Plan establishes a maximum amount of Company shares a participant can hold in his or her account at 25% with a similar percentage limitation on "new money" investments. The daily value of each investment unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund. Investment income, including certain administrative fees and net appreciation (depreciation) of the fair value of investments, is allocated to each Plan Participant's account based on the change in unit value for each investment fund in which the participant has an account balance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Method of Accounting
The Plan's financial statements are prepared on the accrual basis of accounting.
The Plan's investments are stated at fair value using quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The Plan's interest in the T. Rowe Price Stable Value Common Trust Fund is valued based on information reported by the fund's investment advisor using the audited financial statements of the collective trust fund at year-end. See "Note 4 - Fair Value Measurements" for additional information on the fair value measurement of the Plan's net assets.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan's T. Rowe Price Stable Value Common Trust Fund invests in investment contracts through a collective trust. As required by the FSP, the statements of net assets available for plan benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statements of changes in net assets available for plan benefits are prepared on a contract value basis.
Purchases and sales of mutual funds and the Ensco Fund are recorded on a trade-date basis. Interest is recorded on the accrual basis and dividends are recorded on the ex-dividend date.
The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation in the fair value of its investments, which consists of the realized gains and/or losses and the unrealized appreciation on those investments. Net appreciation is calculated based on beginning of the year market values of investments to the date of sale and the purchase price, if purchased during the year, to the end of the year market value.
Distributions
Distributions of benefits to participants are recorded when paid.
Notes Receivable from Participants
Approved loans to eligible participants are granted from the Plan Participants' vested accounts. The interest rate is a fixed rate determined monthly. All loans must be secured with an irrevocable pledge assignment. Loan payments are generally made through participant payroll deductions. Loans may not exceed the limitations listed in the Plan document, which are the lesser of 50% of the Plan Participant's vested balance or $50,000 less the highest outstanding loan balance in the previous 12 months. The Plan allows no more than two outstanding loans at a time to any one participant.

Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and related changes in net assets available for Plan benefits, as well as disclosures of gain and loss contingencies at the date of the financial statements. Actual results could differ from those estimates.
Recent Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-6, Improving Disclosures about Fair Value Measurements, which requires additional disclosures on transfers in and out of Level 1 and Level 2 and on activity for Level 3 fair value measurements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, and were adopted by the Plan in the year ended December 31, 2010. The disclosures about purchases, sales, issuances and settlements in the rollforward of activity for Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years and was adopted by the Plan in the year ending December 31, 2011.
In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards ("IFRS"). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. We will adopt ASU 2011-04 upon its effective date of January 1, 2012. We do not expect the adoption of Update 2011-04 to have a material effect on the Plan's financial statements.

3. PLAN INVESTMENTS
The fair value of investments that represent 5% or more of the Plan’s net assets are identified as follows:

	December 31,	December 31,
	2011	2010

Mutual Funds
T. Rowe Price:
Blue Chip Growth Fund*	$27,600,127	$12,164,221
Mid-Cap Growth Fund	18,432,387	18,804,106
Spectrum Growth Fund **	—	16,234,797
Other Funds (individually represent less than 5% of net assets)	77,435,625	68,246,680
Common Collective Trust Fund:
T. Rowe Price Stable Value Common Trust Fund	69,455,880	63,567,845
Employer Securities:
Ensco Fund	43,610,591	49,786,056

Total Investments	$236,534,610	$228,803,705
* Investment was below 5% of Plan net assets at end of 2010.
**Investment option was closed during the year.
During 2011 and 2010, the Plan's investments, including gains and losses on investments purchased and sold, as well as held during the year, (depreciated)/appreciated in value as follows:

	2011	2010

Mutual funds	$(6,152,686)	$14,086,886
Ensco Fund	(5,897,851)	12,811,312

	$(12,050,537)	$26,898,198

As of December 31, 2011 and 2010, the Plan's investment in the Ensco Fund was based on the closing price on such dates of $46.92 per share and $53.38 per share, respectively. Like any investment in publicly traded securities, the Company's shares are subject to price changes. During 2011 and 2010, the high and low prices of the Company's shares were $60.31 and $53.93 and $37.39 and $33.33, respectively. The Plan's investment in the Ensco Fund approximated 18.4% and 21.8% of the Plan's total investments as of December 31, 2011 and December 31, 2010, respectively.

4. FAIR VALUE MEASUREMENTS
The following fair value hierarchy table categorizes information regarding the Plan's net assets measured at fair value on a recurring basis as of December 31, 2011 and 2010:

	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

As of December 31, 2011
Mutual funds:
Growth funds	$56,844,029	—	—	$56,844,029
Balanced funds	38,594,785	—	—	38,594,785
Fixed income funds	19,369,992	—	—	19,369,992
Index funds	8,485,838	—	—	8,485,838
Other funds	173,495	—	—	173,495
Ensco Fund	43,610,591	—	—	43,610,591
Common collective trust fund	—	69,455,880	—	69,455,880

Total investments	$167,078,730	$69,455,880	$—	$236,534,610

As of December 31, 2010
Mutual funds:
Growth funds	$59,494,577	—	—	$59,494,577
Balanced funds	30,388,068	—	—	30,388,068
Fixed income funds	17,781,483	—	—	17,781,483
Index funds	7,741,518	—	—	7,741,518
Other funds	44,158	—	—	44,158
Ensco Fund	49,786,056	—	—	49,786,056
Common collective trust fund	—	63,567,845	—	63,567,845

Total investments	$165,235,860	$63,567,845	$—	$228,803,705

5. ADMINISTRATIVE FEES
The Plan has no employees. Fees paid by the participants and the Plan for investment management, qualified administrative expenses and loan origination services amounted to $124,000 and $30,000 for the years ended December 31, 2011 and 2010, respectively. All non-qualified administrative expenses of the Plan have been paid by the Company. During 2010, the majority of administrative expenses were paid by the Company.

6. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7. TAX STATUS
The IRS has determined and informed the Company by letter dated July 28, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2008.

8. RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by T. Rowe Price, the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.
Shares of the Company held by the Plan in the Ensco Fund as an investment also qualify as party-in-interest transactions.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for Plan benefits between the financial statements and Form 5500:

	December 31,	December 31,
	2011	2010

Net assets available for Plan benefits per the financial statements	$344,042,859	$251,358,606

Adjustment to fair value from contract value for fully benefit-responsive investment contracts	2,422,249	2,297,609

Net assets available for Plan benefits per Form 5500	$346,465,108	$253,656,215

The following is a reconciliation of additions to net assets between the financial statements and Form 5500:

	December 31,	December 31,
	2011	2010

Additions to net assets per the financial statements	$30,062,927	$60,725,655

Transfer in of Pride International Inc. 401(k)	80,994,877	—
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	124,640	530,192

Additions to net assets per Form 5500	$111,182,444	$61,255,847

These reconciling items noted above are due to the difference in the method of accounting used in preparing the Form 5500 as compared to the financial statements.

10. RISKS AND UNCERTAINTIES
The Plan invests in various investment options that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of the investments will occur in the near-term and that such changes could materially affect Plan Participants' account balances and the amounts reported in the statement of net assets available for Plan benefits.

Supplemental Information
Schedule I
ENSCO SAVINGS PLAN
E.I.N. 76-023579, PLAN NUMBER 002
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

Identity of Issue or Party Involved	Description of Investment	Rate of Interest	Fair Value

T. Rowe Price:
*T. Rowe Price Stable
Value Common Trust Fund	Common Trust Fund	0.57% - 5.46%	$69,455,880
*Mid-Cap Growth Fund	Mutual Fund	—	18,432,387
*Blue Chip Growth Fund	Mutual Fund	—	27,600,127
*Spectrum Income Fund	Mutual Fund	—	12,156,669
*Equity Income Fund	Mutual Fund	—	6,632,622
*Vanguard Institutional Index Fund	Mutual Fund	—	6,553,314
*Perimeter Small Cap Growth	Mutual Fund	—	3,904,432
*Columbia Small Cap Value	Mutual Fund	—	3,845,396
*Euro Pacific Growth Fund	Mutual Fund	—	3,061,686
*Vanguard Total Bond Market Index Fund	Mutual Fund	—	1,932,519
*Vanguard Prime Money Market Fund	Mutual Fund	—	173,495
*Retirement Income Fund	Mutual Fund	—	580,701
*Retirement 2005 Fund	Mutual Fund	—	1,525,662
*Retirement 2010 Fund	Mutual Fund	—	1,550,378
*Retirement 2015 Fund	Mutual Fund	—	3,195,795
*Retirement 2020 Fund	Mutual Fund	—	8,434,015
*Retirement 2025 Fund	Mutual Fund	—	5,870,376
*Retirement 2030 Fund	Mutual Fund	—	4,899,144
*Retirement 2035 Fund	Mutual Fund	—	3,980,170
*Retirement 2040 Fund	Mutual Fund	—	4,075,318
*Retirement 2045 Fund	Mutual Fund	—	2,638,463
*Retirement 2050 Fund	Mutual Fund	—	1,798,996
*Retirement 2055 Fund	Mutual Fund	—	626,474

			192,924,019
Employer securities:
*Ensco Fund	Ensco plc Shares	—	43,610,591

*Participant Loans	Participant Loans,	3.25% - 9.50%	13,173,459
	maturity dates ranging
	from January 2012
	to March 2020

			$249,708,069
Historical cost information is not presented on this schedule, as all investments are participant directed.
*Party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ensco Savings Plan

	By:	ENSCO International Incorporated
Plan Administrator

Date: June 27, 2012		/s/ DOUGLAS E. HANCOCK Douglas E. Hancock Vice President and Treasurer

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm.